

Spelled wrong, but done right!

Market Overview

In 2017, the Global Video Games Market reached

$108.9 Billion USD

YoY growth of 7.8%

The amount of gamers in the world reached a staggering

2.2 Billion gamers

*New Zoo 2016-2020 Global Games Market

Mobile Games

Mobile is the most lucrative segment of the overall market

↗ **19%**

YoY growth of the mobile games segment

$46.1 Billion USD in 2017



42%

58%

42% of the overall market

Market Growth



140
105
70
35
0
$101.1 B
$108.9 B
$115.8 B
$122.7 B
$128.5 B
Console and PC games
Mobile games
39%
51%
2016
2017
2018
2019
2020

CAGR*
+6.2%

* Compound annual growth rate

Mobile Games and China



25%

75%

China alone is 25% of the global games market, while it garners 32% of the mobile game market.



32%

68%





$7.7 Billion

China's market share of mobile games is $14.6 B USD, while two companies alone make up for half that.

Mobile and China



China's mobile games growth will be an important focus point



eSports

eSports is still a very small market, but growing at a break-neck speed

Viewers

235 M   323 M   385 M   589 M

600

450

300

150

0

2017   2018   2019   2020

NBA Game 7 in 2017
31 million viewers

League of Legends Finals

43 million viewers

Where there are eyeballs…

- Twitch was founded in 2007

- Received a total of $35 M in funding (2 rounds)

- Sold to Amazon in 2014

$970 M

**Twitch streamers make money through subscriptions
Twitch takes a share of the profit**



Twitch Hours Streamed (Billions)

Unique Monthly Streamers (Millions)

eSport Revenue Growth

- Most of the money will come from Sponsorships and Advertising

- Betting, prize pools, tournaments, merchandise and ticket sales make up the rest

- Asia is at the top, followed by North America, then Europe

- Dun Rite Games will be eSports ready from the get!



CAGR +40%

Virtual Goods

Virtual goods are **non-physical objects** and **money purchased** for use in online communities or video games. Digital goods, on the other hand, may be a broader category including digital books, music, and movies. Virtual goods are intangible by definition.

Runescape

Runescape is a MMO released in 2001 by Jagex
Free-to-play game with advertising revenue
In 2008, Jagex earned
$30M
while the Gold Blackmarket reached
$1B

World of Warcraft

WoW is another MMO by Blizzard
Subscription-based revenue plus expansions
From 2004 to 2016, total revenue was
$9.23B
Gold blackmarket in 2009 was an estimated
$2B

Skins

 

Free

$37

Vainglory, Character Taka

Problem - Player-to-Player traditional transactions



Th11 Clash Of Clans, (10.5), SOLID WALLS, BK35, AQ40, GW15, BH6, SuperCell ID	
Brand New	
$109.99	🚚 FAST 'N FREE
Buy It Now	Estimated Delivery **Tue, Feb. 20**
Free Shipping	
NEW LISTING Max Th11 47/45/20 Clash Of Clans, Builder Base	
Brand New	
★★★★★ 24 product ratings	
$195.00	🚚 FAST 'N FREE
or Best Offer	Estimated Delivery **Thu, Feb. 22**
Free Shipping	
11 new & refurbished from $30.00	
NEW LISTING Clash of Clans TH 10 Level 141 ALMOST MAX	BK 14 / AQ 15	CHAMPIO LEAGUE	
Brand New	
$35.00	
Buy It Now	
Free Shipping	
NEW LISTING Clash of clans Th11 MAXED	
Pre-Owned	
$125.00	23h left (Saturday, 9AM)
0 bids	
$190.00	
Buy It Now	
Free Shipping	



No way to validate the transaction, usually against the Terms of Service of most game companies and filled with fraud.

Our Solution - Blockchain transactions



Smart Contract

Validated through the blockchain, fraud protection and safe

Dun Rite Games

Master Plan

#bestgameever

- In a nutshell

  - Base building game

  - Tile-based

  - Free-to-play with monetization on convenience

  - Distinct game-modes

  - Skins and weapons

  - Balance and Matchmaking DUN RITE!!!!!

Name already chosen, and will be released during the crowd funding campaign.

Lore

Extensive lore written, with expansion for more games already in place

The start of the game

- **There is war in the land between three factions**

  ➡️ Always do the right thing, everything is for the greater good and done with morals in mind

  ➡️ Power at all cost, if it means innocents get hurt, so be it, they are unimportant in the grand scheme of things

  ➡️ Mercenaries, driven by money, not power.

- **War comes to you and you get to choose a side**

Look and Feel



Game mechanics

- Upgradable units, heroes and buildings (resource and defense)

- Time is the greatest resource

- Two main currencies inside the game

  - Diamonds (purchased through the AppStore or GooglePlay)

  - Gold for farming

Game mechanics

- Convenience with Diamonds - Upgrading takes time or a one-time purchase



| 4 days or 699 Diamonds | 5 days or 799 Diamonds | 6 days or 899 Diamonds | 7 days or 999 Diamonds |

Skins



Included



Golden amour - $1.99



Cyborg amour - $4.99

Skins and accounts will be owned by the player. Dun Rite will allow players to buy/sell/trade skins, accounts and in-game gold in the blockchain-enabled marketplace.

Funding, Team and Operational Plan

Seed Round

- We can do a lot with little

  - Development is done cost-efficiently in Mexico

  - YouTubers and Streamers as a marketing avenue

  - Crowd Funding campaign to supplement the funds

  - ICO is a great option to raise additional funds

Crowd Funding

- **Our idea is to create a solid reward system for backers**

  - Same amount of $ for IGC, in our case, Diamonds

  - Open up private beta - $100 to participate

  - Skins - Limited edition on several levels

    - OG backer skins level 1* for $10 each

    - OG backer skins level 2* for $50 each

    - 1000 OG backer skins level 3* for $100 each

    - 100 exclusive OG backer skins for $1000 each

    - Hero modeled and named after the backer for $10 000

*Skin level names to be defined

Why should you invest in Dun Rite?

- Never before seen game-modes

- eSports ready plus leagues and live events

- YouTuber and Streamer friendly, community first mindset

- World class development team at the Production Office in Cancun

- True ownership of accounts, skins and gold

- Virtual goods marketplace backed by crypto and blockchain

Thank you!

We appreciate your backing!

 /OneHiveRaids

 http://dunritegames.gg

 @DunRiteGames

 @DunRiteGames

